Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Receives $750,000 USD in Purchase Orders to Equip An EMS and An International Defense Contractor in the EMEA Region with its Rugged Handsets

Vancouver, BC – February 7, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that it has received $750,000 in purchase orders from an emergency medical service provider and an international defense contractor both located in the European, Middle Eastern and African (EMEA) region with its handheld rugged Push-to-Talk (PTT) devices.

Siyata’s rugged devices are designed for enterprise users who require a sturdy, reliable, and cost-effective device they can use in the field with applications to improve communication, employee safety and enterprise efficiencies.

Marc Seelenfreund, CEO of Siyata states, “Our rugged handheld devices are designed for first responders and enterprise personnel who require a reliable device that can operate flawlessly in tough working environments and include PTT features for maximum efficiency. At Siyata, our goal is to become a leader both for in-vehicle PTT devices and rugged handsets and we believe that there will be strong, continual demand for our product portfolio which we expect will result in multiple large-scale purchase orders in 2022 and beyond.”

The Company’s rugged devices are available on a carrier-grade PoC network that allows workers to have nationwide unified communication between one another at the push of a button, ensuring safe and efficient communication when working in public security. Our rugged handset devices aim to provide customers with the functionality and ease of a rugged smartphone handset, while offering high speed LTE data services and a large PTT button for seamless communication between enterprise users.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

CORE IR
516-222-2560
SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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